Exhibit 99.3

Exhibit 99.3 MOKO SOCIAL MEDIA MAY 2015

FORWARD-LOOKING STATEMENTS • This presentation contains information that may constitute forward-looking statements and uses forward-looking terminology such as "anticipate" "propose" "expect" and "will," negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management. MOKO SOCIAL MEDIA

Serve. Inform. Connect. MOKO Social Media is the premier multi-media platform for the most influential consumers in Colleges, Active Lifestyle, News & Politics Unlike traditional forms of social media that only provide generic platforms, MOKO targets high-value user groups with attractive demographics and advertiser desirability Key partnership with IMLeagues for exclusive, perpetual rights across 950 of the top US universities, and with Big Teams for more than 4,000 high schools Reaching large and growing target audience: more than 8 million monthly unique visitors (“UV’s”) and 98 million monthly social reach (approx numbers as at March) Experienced management team and board of directors with strong track records MOKO SOCIAL MEDIA www.mokosocialmedia.com

MOKO IS A COMMUNITY BUILDER We develop and brand mobile social networks for tailored audiences. We create digital content and publishing assets to large, like-minded groups of people to socialize and communicate around their common interests. STUDENT 18-24 ACTIVE LIFESTYLE 25 - 44 POLITICS 35 - 50 tagroom

ACHIEVEMENTS IN KEY DEMOGRAPHICS (approx as at March 2015) 8 million+ MONTHLY COMBINED AUDIENCE REACH 98 million MONTHLY SOCIAL REACH 51% OF OUR AUDIENCE IS BETWEEN 14-34 29% OF OUR AUDIENCE IS BETWEEN 34-54 DEVICE 90% MOBILE/TABLET Deliberate skew to females 63% FEMALE 37% MALE 1,571,812 LIKES Total Likes across MOKO owned FB pages MOKO SOCIAL MEDIA

STUDENTS University / High School Exclusive for REC*IT across more than 900 Colleges Exclusive deal signed in April to provide REC*IT into over 4,000 high schools MOKO SOCIAL MEDIA

REC*IT REC*IT is the source for everything intramural sports and fitness on college campuses. Search, create, register, check game schedules and results, communicate with other team members, and receive real-time campus updates – directly through your mobile device. MOKO SOCIAL MEDIA

WHERE WE ARE ACQUISITION 210,000+ APP LAUNCHES 950+ CAMPUSES DEMOGRAPHICS AVERAGE USER AGE 12% 18% 26% 24% 20% 18 19 20 21 22 81% 19% ENGAGEMENT 74% OF USERS RETURN WITHIN 24 HOURS 5:20 AVG SESSION LENGTH

FALL 2015 PLAN - New version of App launches August 2015 - Deepen relationships with our Top schools - Hire staff to support all Program Segmentations - Build message specific to each audience segment - Build REC*IT admin app for use by Rec Directors - Deepen relationships with Rec Directors and obtain direct relationship with universities

PATH TO GROWTH - Focus on growth and user acquisition over short-term monetization - Use the natural college consumer lifecycle to own the market, then monetize Year 1 [Fall 2015] • Freshmen Year 2 • Freshmen • Sophomores Year 3 • Freshmen • Sophomores • Juniors Year 4 • Freshmen • Sophomores • Juniors • Seniors

REC*IT Large Market Opportunity Population Est. Engaged In Sports and Recreational activities Colleges (18-24) 23 M 15 M High Schools (14-17) 16.5 M 9 M Total 39.5 M 24 M Source for Population and Enrolled in School: Census data, October 2013 Source for Engaged in Sports: Company estimates

BigTeams powered by REC*IT Launches this Fall Exclusivity to provide BigTeams powered by REC*IT to more than 4,000 high schools BigTeams is the largest high school sports software platform in the US BigTeams = The official software partner of the National Federation of State High School Athletics Captive and sought-after demographics Highly engaged audience capturing students and parents Familiarizes students with the REC*IT product in high school, leading into college MOKO SOCIAL MEDIA

MARKET LANDSCAPE Who else is is targeting the college and high school space? Targeted Production Large Rights Aggregators Specialty Tools Social & Digital Media VALUE TARGETING

Currently in beta across 8 campuses. Official launch in the Fall Semester Speakiesy has been designed in response to student demand for a service that is separate from Facebook and will block outsiders. Speakiesy can only be joined by using a student’s .edu email address for the campus they attend, making it an exclusive “VIP Club” that can only be joined by the students at a particular university. www.speakiesy.com MOKO SOCIAL MEDIA

MARKET VIABILITY Yik Yak, an anonymous geo-targeted messaging service, has proven the market for anonymous social apps. With over $73 million in 3 rounds of funding with such VC leaders as Sequoia and Azure capital, Yik Yak has focused its efforts on consumer acquisition over product experience and without monetization. 1.8MM MONTHLY ACTIVE USERS (MAUs)* $73.5MM OVER 3 ROUNDS OF FUNDING $362MM CURRENT VALUATION BASED ON FUNDING ROUND IN DECEMBER 2014 * Source: Gigaom Feb 13, 2015

FALL SEMESTER 2015 INITIAL ROLL OUT PLAN 120 SCHOOLS Research / Assess Launch Recruiting 22.5k MEDIAN ENROLLMENT Initial 60 Focused Launch Penetrate Fraternities, Sororities. Drive Viral Coefficient 15% ADOPTION PER SCHOOL 200k user target by end of semester; focus on lowest acquisition cost.

POLITICAL Content - Consulting - Fundraising www.bluenationreview.com MOKO SOCIAL MEDIA

BNR BLUE NATION REVIEW MOKO SOCIAL MEDIA

BNR BLUE NATION REVIEW 3,500,000 MONTHLY UNIQUE VISITORS 550,000+ TOTAL APP INSTALLS 74,000,000 MONTHLY SOCIAL REACH 46% of our audience is between 18-44 38% of our audience is between 45-64 DEVICE 80% MOBILE/TABLET Highly engaged social audience 54% FEMALE 46% MALE 871,177 LIKES Total Likes on Blue Nation Review & Progressive America FB pages. Source: Adobe Analytics, Google Analytics and Alexa Site Metrics www.bluenationreview.com MOKO SOCIAL MEDIA

ACTIVE LIFESTYLE Running / Health & Wellness / Outdoors

Live better. Feel better. Be better. From the beginning, RunHaven has focused on creating the highest quality grassroots running content on web. Already it has become one of the fastest-growing online media brands for health and fitness enthusiasts and the 3rd largest running community on Facebook. Today, RunHaven provides the most fun and trusted health, fitness, and well-being content on the web — from workout tips and nutritional guidance to product reviews and suggestions for young women and moms who care about looking and feeling their best. www.runhaven.com MOKO SOCIAL MEDIA

1.2 million Aprox MONTHLY UNIQUE VISITORS March 2015 12,000,000 Approx MONTHLY SOCIAL REACH March 2015 52% of our audience is between 18-44 43% of our audience is between 45-64 DEVICE 90% MOBILE/TABLET AVERAGE TIME ON PAGE 2:34 73% FEMALE 27% MALE 504,877 LIKES MOKO SOCIAL MEDIA

Tagroom Tagroom is a fun online community exploring creative ideas and shareable entertainment in categories like Style, Food, Home, Kids, and health. From inspirational DIY ideas through to topical news stories and genius life hacks. Tagroom is now a leading destination for creatively-minded millenials, currently reaching over 3 million fun, down to earth, life-loving individuals every month. www.tagroom.com MOKO SOCIAL MEDIA tagroom 3 million Approx MONTHLY UNIQUE VISITORS March 2015 12 million Aprox MONTHLY SOCIAL REACH March 2015 66% OF OUR AUDIENCE is BETWEEN 18-34 26% OF OUR AUDIENCE is BETWEEN 35-54 DEVICE 90% MOBILE/TABLET focus on millennial moms 69% FEMALE 31% MAL 193,913 LIKES MOKO SOCIAL MEDIA

User Growth – Monthly Unique Visitors 9,000,000 8,000,000 7,000,000 6,000,000 5,000,000 4,000,000 3,000,000 2,000,000 1,000,000 September December March MOKO SOCIAL MEDIA

MONETIZATION VS VALUATION TIMELINE LAUNCHED 2004 2006 2010 2011 FIRST AD SERVED 2007 2010 2014 2014 COMPANY SOLD N/A N/A 2012 N/A EXIT PRICE / VALUATION $229B $33B $1B ≈ $19B *Audience growth reached critical mass PRIOR to monetization

MARKET OPPORTUNITY & COMPARISONS - Opportunity to deliver a dual admin B2B and student B2C solution for entire high school and college intramurals & Rec market as social and utility App - Valuation of $2.8B 8 months after launch - 750k daily active users - Acquired by Microsoft in 2012 for $1.2B - 8MM+ users - Hybrid social media & utility - Video analysis & coaching tools for school sports teams - Raised $76.9MM in 3 rounds of funding - 4 major acquisitions in 2 years - 100,000 seats/licenses (high schools/college)

GROWTH DRIVERS OVER NEXT 12 MONTHS Grow REC*IT and Speakiesy to 1 Million combined users by end of Spring Semester 2016 (May 2016). Expanding the user base and reaching the 2015 goal of 10 to 15 million monthly UV’s MOKO SOCIAL MEDIA

info@mokosocialmedia.com MOKO Social Media Limited (NASDAQ: MOKO – ASX: MKB)